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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                   CoBiz Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    19089710
                                 (CUSIP Number)

                                 Howard R. Ross
                                 821 17th Street
                                Denver, CO 80202
                                 (303-312-3413)
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 17, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 40.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 19089710

1.   Name of Reporting Persons - HOWARD R. ROSS
     I.R.S. Identification Nos. of above persons (entities only)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]
     (b)  [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)          PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization    UNITED STATES OF AMERICA

  Number of         7.   Sole Voting Power                  1,412,776
  Shares
Beneficially        8.   Shared Voting Power                  539,387
Owned by Each
  Reporting         9.   Sole Dispositive Power             1,412,776
Persons With
                    10.  Shared Dispositive Power             539,387

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,952,163

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11) 14.74%

14.  Type of Reporting Person (See Instructions)        IN

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ITEM 1. SECURITY AND ISSUER

This statement relates to common stock of CoBiz Inc. ("CoBiz"), whose principal executive offices are located at 821 17th Street, Denver, CO 80202.

ITEM 2. IDENTITY AND BACKGROUND

The reporting person is Howard R. Ross, a United States citizen, who is a director of CoBiz and president of H.R. Financial, Inc., a closely held investment company of which he is the principal shareholder. Mr. Ross' principal office and business address are 875 North Michigan Avenue, Suite 2505, Chicago, Illinois 60611.

Of the 539,387 shares of which Mr. Ross has shared voting and dispositive power, 457,125 shares are owned by Hawthorne Colorado, Inc. ("Hawthorne"), 45,962 are owned by his spouse and 36,300 shares are owned by Remount Capital LLC ("Remount").

Hawthorne is a Colorado corporation owned and controlled 50% by Mr. Ross and 50% by Steven Bangert. As a result, any decision as to the voting or disposition of the shares owned by Hawthorne must be approved by both Mr. Ross and Mr. Bangert. Hawthorne was formed by Mr. Ross and Mr. Bangert for the purpose of making investments, and it holds investments other than the stock of CoBiz. Hawthorne's address is c/o Steven Bangert, 821 17th Street, 9th floor, Denver, Colorado 80202.

Remount is a Colorado limited liability company owned 49.5% by Mr. Ross, 49.5% by Mr. Bangert and 1% by Remount Management, Inc., a Colorado corporation which is owned 50% by Mr. Ross and 50% by Mr. Bangert. As a result, any decision as to the voting or disposition of shares owned by Remount must be approved by both Mr. Ross and Mr. Bangert. Remount was formed by Mr. Ross and Mr. Bangert for the purpose of making investments, and holds investments other than the stock of CoBiz. Remount's address is c/o Steven Bangert, 821 17th Street, 9th floor, Denver, Colorado 80202.

Mr. Bangert, a United States citizen, is Chairman of the Board and Chief Executive Officer of CoBiz. Mr. Bangert's principal office and business address are 821 17th Street, Denver, CO 80202. In addition to the 493,425 shares beneficially owned by Mr. Bangert as a result of his interests in Hawthorne and Remount, he beneficially owns a total of 1,148,963 additional shares of CoBiz stock for which he has sole voting and dispositive power.

Because decisions as to the voting or disposition of shares owned by Hawthorne and Remount must be made jointly by Mr. Ross and Mr. Bangert, they may be deemed a "group" with respect to those shares. Mr. Ross and Mr. Bangert have no agreement or arrangement to act in concert with respect to the voting or disposition of any other shares beneficially owned by either of them and do not believe that they constitute a group with respect to any of such other shares.

During the last five years, Mr. Ross has not been, and to Mr. Ross' knowledge none of Hawthorne, Remount or Mr. Bangert has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of which Mr. Ross has beneficial ownership were acquired in the following transactions:

     (a) At the time of CoBiz's initial public offering, Mr. Ross owned a total of 1,395,067 shares and his spouse owned 42,412 shares of CoBiz stock (all share numbers have been adjusted for a 4.7125-for-1 stock split in May 1998 and a three-for-two stock split on July 30, 2001).

     (b) On September 9, 2002, Mr. Ross exercised options for 10,318 shares for $122,109 with personal funds.

     (c) From time to time, Hawthorne has purchased shares of CoBiz stock in the open market. These purchases have been funded by the working capital of Hawthorne, including borrowings under a revolving credit facility with American National Bank and Trust Company of Chicago. Such purchases total 321,300 shares at prices ranging from $8.00 to $11.625 per share, for an aggregate purchase price of $2,982,749. In February 1999, Hawthorne purchased 51,000 shares for $400,010 from a Director of CoBiz. In March 2000, Hawthorne purchased 84,825 shares from a private investor for a total of $722,709. All of these purchases were funded by working capital, including borrowings under the revolving credit facility with American National Bank and Trust Company of Chicago.

     (d) Since CoBiz's initial public offering, Mr. Ross and his spouse have purchased shares in the open market with personal funds. Mr. Ross' purchases total 7,391 shares at $8.00 per share, for an aggregate purchase price of $59,124. Mr. Ross' spouse's purchases total 3,550 shares at prices ranging from $8.00 to $16.93 per share, for an aggregate purchase price of $37,334.

     (e) In August 2002, Remount purchased 30,000 shares from Mr. Bangert's former spouse for $16.26 per share or a total of $487,800. Remount has also purchased 6,300 shares of CoBiz stock in the open market. Such purchases had an aggregate purchase price of $98,138 at prices ranging from $12.95 to $15.99. Remount's purchases were funded by the working capital of Remount, including borrowings under a revolving line of credit provided by Mr. Ross and a revolving credit facility with American National Bank and Trust Company of Chicago.

     The revolving credit facilities provided to Hawthorne and Remount by American National Bank and Trust Company of Chicago and the revolving line of credit provided to Remount by Mr. Ross are available for general business purposes and do not relate specifically to the purchase of CoBiz stock. Mr. Ross has pledged shares 1,210,728 of CoBiz stock and Mr. Bangert has pledged 860,728 shares of CoBiz stock to American National Bank and Trust Company of Chicago to secure their respective guarantees of the loans to Hawthorne and Remount.

ITEM 4. PURPOSE OF TRANSACTION

     All of the shares of Common Stock described in Item 3 above were purchased as part of the acquisition of CoBiz prior to its initial public offering or for investment after that offering. As a result of his stock ownership and position as a director of CoBiz, Mr. Ross is able to significantly influence the management of CoBiz. In those capacities, he considers a variety of possible transactions or proposals, including transactions and proposals that could result in

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actions or events specified in clauses (a) through (j) of Item 4 of Schedule
13D. In addition, Mr. Ross may from time to time dispose of CoBiz shares or acquire additional CoBiz shares based on the factors that normally guide investment decisions. However, at the time of this filing, Mr. Ross has no plans or proposals relating to any of the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Mr. Ross beneficially owns an aggregate of 1,952,163 shares. Of those shares, (a) Mr. Ross has sole voting and dispositive power as to 1,412,776 shares and (b) Mr. Ross has shared voting and dispositive power as to 539,387 shares. Information as to the persons with whom voting and dispositive power is shared is provided in Item 2 above.

     Mr. Ross has not effected any transactions in CoBiz stock within the last 60 days. To Mr. Ross' knowledge, Mr. Bangert has not effected any transactions in CoBiz stock within the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in Item 2, a total of 493,425 shares of CoBiz stock are owned by Hawthorne and Remount, each of which is directly or indirectly owned 50% by Mr. Ross and 50% by Mr. Bangert. Other than the requirement for joint approval of any decision as to the voting or disposition of those shares that is inherent in that ownership structure, Mr. Ross and Mr. Bangert have no contract, arrangement or understanding with respect to those shares. Mr. Ross and Mr. Bangert do not have any contract, arrangement, understanding or relationship with respect to any other shares of CoBiz stock owned by either of them.

     As described in Item 2, Mr. Ross has sole voting and dispositive power in 1,412,776 shares of CoBiz stock. Of these shares, 1,210,728 have been pledged as collateral for Mr. Ross' guaranty of the Hawthorne and Remount revolving credit facilities with American National Bank and Trust Company of Chicago. Mr. Bangert has sole voting and dispositive power in 1,148,963 shares of CoBiz stock, of which 860,728 shares have been pledged as collateral for Mr. Bangert's guaranty of the Hawthorne and Remount revolving credit facilities with American National Bank and Trust Company of Chicago.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


------------------------------------
Date November 1, 2002

------------------------------------
Signature /s/ Howard R. Ross
Howard R. Ross

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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